Performance of Infosys group for the Third Quarter ended December 31, 2006

Nandan M. Nilekani

Chief Executive Officer and Managing Director

S. Gopalakrishnan

President, Chief Operating Officer and Joint Managing Director

Safe Harbour

Infosys celebrating 25 years

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, and our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006 and September 30, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook for the future
- Summary

Financial Performance

Highlights

	Q3 FY 07	Q2 FY 07	Q3 FY 06
Indian GAAP			
Y-O-Y Growth			
Income	**44.4%**	50.4%	35.0%
PAT from ord. Activities	**50.0%**	52.0%	30.6%
US GAAP			
Y-O-Y Growth			
Revenues	**46.9 %**	42.4%	32.2%
Net income	**52.4 %**	44.2%	27.7%
New clients	**43**	45	36
Repeat business	**94.7%**	95.2%	93.2%
Headcount			
Gross addition	**6,062**	10,795	5,135
Net addition	**3,282**	7,741	3,226
Period end headcount	**69,432**	66,150	49,422

Highlights (Indian GAAP)

(Rs. crore)

	FY2007 Q3	FY2007 Q2	FY2006 Q3	% growth over Q2 07	Q3 06
Income	**3,655**	3,451	2,532	**5.9**	44.4
S/w development expenses	**1,938**	1,833	1,327	**5.7**	46.0
Gross profit	**1,717**	1,618	1,205	**6.1**	42.5
S,G&A expenses	**521**	509	344	**2.4**	51.5
Operating profit	**1,196**	1,109	861	**7.8**	38.9
Depreciation	**141**	122	117	**15.6**	20.5
Operating profit after depreciation	**1,055**	987	744	**6.9**	41.8
Other income	**59**	66	(5)	**(10.6)**	-
Provision for investment	**-**	-	-	**-**	-
Profit Before Tax	**1,114**	1,053	739	**5.8**	50.7
Provision for tax	**130**	123	83	**5.7**	56.6
Profit After Tax	984	930	656	**5.8**	50.0
Minority interest	**1**	1	7	**0.0**	(85.7)
PAT after minority interest	**983**	929	649	**5.8**	51.5

Balance Sheet Summary

Infosys® celebrating 25 years

(Rs. crore)

	Dec 31, 2006	%	Dec 31, 2005	%
LIABILITIES				
Shareholders' funds	9,715	100	7,312	99
Minority interest	-	-	60	1
Total liabilities	**9,715**	**100**	**7,372**	**100**
ASSETS				
Fixed assets	3,191	33	2,096	28
Investments	-	-	2	-
Deferred tax assets	83	1	57	1
Current assets				
Cash & equivalents*	4,791	49	4,348	59
Accounts receivables	2,216	22	1,394	19
Other current assets	1,035	11	1,045	14
Less: Current liabilities	(1,601)	(16)	(1,570)	(21)
Net current assets	6,441	66	5,217	71
Total Assets	**9,715**	**100**	**7,372**	**100**

*Includes investment in liquid Mutual Funds

Operational Performance

Region wise Revenue

(%)

	Q3 2007	Q2 2007	Q3 2006
North America	**63.2**	63.7	65.0
Europe	**26.8**	25.8	24.9
India	**1.8**	1.6	1.4
Rest of the world	**8.2**	8.9	8.7
Total	**100.0**	100.0	100.0

Utilization Rates


100.0%
0.0%
67.5%
67.5%
77.5%
75.8%
Q2 2007
Q3 2007

	Including training	Excluding training
Q2 2007	67.5%	77.5%
Q3 2007	67.5%	75.8%

Revenues by Project type

(%)

	Q3 2007	Q2 2007	Q3 2006
Fixed Price	**27.7**	26.2	28.4
Time & Materials	**72.3**	73.8	71.6
Total	**100.0**	100.0	100.0

Onsite-Offshore Revenue split

(%)

	Q3 2007	Q2 2007	Q3 2006
Onsite	**49.2**	50.3	48.6
Offshore	**50.8**	49.7	51.4
Total	**100.0**	100.0	100.0

Customer Concentration

	Q3 2007	Q2 2007	Q3 2006
Client contribution to revenues(%)			
Top Client	**6.9**	6.6	4.5
Top 5 clients	**18.9**	21.0	17.6
Top 10 clients	**31.0**	32.9	29.9
No. of clients*			
Million dollar	**256**	232	206
5 million+	**108**	97	78
10 million+	**67**	61	51
20 million+	**35**	29	25
30 million+	**22**	20	18
40 million+	**17**	16	14
50 million+	**11**	12	7
60 million+	**10**	8	5
70 million+	**8**	6	2
80 million+	**4**	3	2
90 million+	**2**	3	1
100 million+	**2**	2	-
Clients accounting for >5% of revenue	**1**	1	-

* Last Twelve Month in US dollars

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Client acquisitions during the quarter were 43
- **A leading US grocery chain** selected Infosys to enhance its IT systems to support warehouse operations and improve business-IT alignment
- **A large distributor of paper products in the US** is working with Infosys to re-engineer and re-architect its legacy Enterprise Resource Planning (ERP) system
- Infosys is working with **a leading North American insurance company** to provide consultancy and performance testing services of a key SOA-based application
- Infosys is establishing Testing Centers of Excellence (CoE) for **a leading manufacturer and marketer of skincare, fragrance and hair-care products** and **a leading North American bank**

Client Acquisition & Expansion of Services

- Infosys strengthened relationships in Europe, partnering with **a top global retailer** to implement infrastructure standards for better service levels and cost optimization
- In the UK, Infosys is transforming the customer service processes of **a major energy and utilities company** and providing maintenance support to two business-critical applications of **a leading insurance provider**
- **A large European certification company** went live on a customer relationship management (CRM) system implemented by Infosys that enables it to achieve end-to-end business process automation
- Infosys is undertaking a strategic CRM implementation for **a leading manufacturer of handhelds** and is engaged in SAP CRM fitment analysis and defining the solution footprint for **a global telecom player**

Finacle®

Infosys® celebrating 25 years

- Finacle® registered a key win this quarter – **a large nationalized bank in India** with about 1,200 branches. Finacle® will power the bank's front- and back-office operations, enabling it to consolidate customer information, achieve better regulatory compliance and lower operational costs
- **Two other banks,** one each in Africa and India, went live with Finacle® core banking. New versions were rolled out at **ICICI Bank** - UK operations, **Bank of Rajasthan** and **ANZ Bank**

Subsidiaries

- **Infosys BPO Limited**
  - Maintained its growth momentum
  - Recent customers include **one of the largest integrated oil companies in the world**, and **one of the best known US media companies**
- **Infosys Consulting Inc.**
  - For a **large pharmaceutical company**, Infosys Consulting is developing a master strategy for data management
  - **One of North America's largest food retailers** has sought expertise from Infosys Consulting to devise an e-commerce strategy for providing a comprehensive customer experience
  - Infosys Consulting is designing finance and billing solution for **a global provider of broadband network and services** to accelerate growth in an increasingly competitive industry

Others

- During the quarter, Infosys completed a sponsored secondary offering of 3,00,00,000 American Depositary Shares (ADSs), representing 3,00,00,000 equity shares (one equity share represents one ADS) at a price of US$ 53.50 per ADS excluding underwriting discounts and commissions. The aggregate size of the offering exceeded US$ 1.6 billion, which was the largest international equity offering from India
- Infosys was added to the NASDAQ-100 index. The NASDAQ-100 index is composed of the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. Infosys is the first Indian company to be added to the NASDAQ-100 index and is the only Indian company to be part of any of the major global indices

Human Resources

Human Resources

	Q3 2007	Q2 2007
Total employee strength	**69,432**	66,150
Software professionals	**65,393**	61,966
Gross addition	**6,062**	10,795
Laterals	**1,676**	2,560
Net addition	**3,282**	7,741

Capex and Infrastructure

Capex and Infrastructure

- Capital expenditure of Rs. 343 crore was incurred during the quarter
- As on December 31, 2006, the company had 1,15,08,389* sq. ft of space capable of accommodating 58,488 professionals and 93,50,251 sq. ft under completion capable of accommodating 23,217 professionals

* Excluding subsidiaries

Outlook for the Future

Indian GAAP – Consolidated

Quarter ending March 31, 2007*

- Income is expected to be between Rs. 3,789 crore and Rs. 3,798 crore; YOY growth of 44.4% to 44.7%
- Earnings per share** is expected to be Rs. 17.88; YOY growth of 46.3%

Fiscal year ending March 31, 2007*

- Income is expected to be between Rs. 13,910 crore and Rs. 13,919 crore; growth of 46.1% to 46.2%
- Earnings per share** is expected to be Rs. 66.63; growth of 48.0%

**conversion 1 US$ = Rs. 44.11*

***Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Summary

Summary

Infosys celebrating 25 years

- Our investments in enriching and synergizing our portfolio of services have created compelling value propositions for our clients
- We have delivered double digit revenue growth in dollar terms for the third consecutive quarter during this fiscal
- The pricing environment continues to be stable with an upward bias
- We have seen a slight increase in per capita revenue during the quarter
- The rupee appreciated against all major currencies during the quarter, impacting our operating margins by 200 basis points. Despite this, we have maintained our margins.

Thank You